Habasit Holding USA, Inc.
305 Satellite Boulevard
P.O. Box 80507
Suwanee, GA 30024

September 26, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Summa Industries
Schedule TO-T filed by Habasit Holding USA, Inc. and Habasit Holding AG on September 8, 2006
SEC File No. 5-30794

Ladies and Gentlemen:

In connection with the above-referenced filing, Habasit Holding USA, Inc. and Habasit Holding AG acknowledge that:

•                  they are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Jay Rodriguez of Paul, Hastings, Janofsky & Walker LLP at (404) 815-2283.

Sincerely,

/s/ Harry Cardillo Harry Cardillo Vice President and Secretary Habasit Holding USA, Inc.	/s/ Giovanni Volpi Giovanni Volpi Chief Executive Officer Habasit Holding AG

cc: Jay Rodriguez, Esq.